Sun Life Reports Second Quarter 2025 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2025 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2025, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

TORONTO, ON - (August 7, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended
June 30, 2025.

•Underlying net income(1) of $1,015 million increased $15 million or 2% from Q2'24; underlying return on equity ("ROE")(1) was 17.6%.

◦Asset management & wealth(2) underlying net income(1): $455 million, in line with the prior year.
◦Group - Health & Protection underlying net income(1): $326 million, up $21 million or 7%.
◦Individual - Protection underlying net income(1)(3): $299 million, down $33 million or 10%.
◦Corporate expenses & other(1)(3): $(65) million net loss, decrease in net loss of $27 million or 29%.

•Reported net income of $716 million increased $70 million or 11% from Q2'24; reported ROE(1) was 12.4%.
•Assets under management ("AUM")(1) of $1,541 billion increased $76 billion or 5% from Q2'24.

“Sun Life’s Q2 results were driven by record underlying net income in Asia with strong protection business growth, higher wealth management and investment earnings. We also saw a 15% increase in bancassurance sales across several of our Asia markets, including Hong Kong, India and the Philippines, as well as continued growth in SLC Management flows, demonstrating resilience in our business mix,” said Kevin Strain, President and CEO of Sun Life. “Driving business and Client outcomes through digital initiatives remains one of our strategic priorities. Innovative GenAI tools are accelerating progress across all of our four pillars, enhancing Client experience and interactions, decreasing processing times for claims, and driving productivity savings.”

Strain added, “We maintained a strong capital position with a LICAT ratio of 151% providing stability and flexibility to invest, grow and create long-term value for our stakeholders, while navigating an uncertain external environment. We continue to be active in our share buy-back program purchasing nearly $400 million of shares in the quarter.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q2'25	Q2'24	2025	2024
Underlying net income ($ millions)(1)	1,015	1,000	2,060	1,875
Reported net income - Common shareholders ($ millions)	716	646	1,644	1,464
Underlying EPS ($)(1)(4)	1.79	1.72	3.62	3.22
Reported EPS ($)(4)	1.26	1.11	2.89	2.51
Underlying ROE(1)	17.6%	18.1%	17.7%	17.1%
Reported ROE(1)	12.4%	11.7%	14.1%	13.4%

Growth	Q2'25	Q2'24	2025	2024
Asset management gross flows & wealth sales ($ millions)(1)	52,712	46,262	114,933	93,160
Group - Health & Protection sales ($ millions)(1)	535	494	1,115	1,022
Individual - Protection sales ($ millions)(1)	863	753	1,737	1,510
Assets under management ("AUM") ($ billions)(1)(5)	1,541	1,465	1,541	1,465
New business Contractual Service Margin ("CSM") ($ millions)(1)	435	437	841	784

Financial Strength	Q2'25	Q2'24
LICAT ratios (at period end)(6)
Sun Life Financial Inc.	151%	150%
Sun Life Assurance(7)	141%	142%
Financial leverage ratio (at period end)(1)(8)	20.4%	22.6%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in Q2'25 MD&A.
(2)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Prior period amounts have been updated.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.6 billion as at June 30, 2025 (June 30, 2024 - $9.6 billion).
EARNINGS NEWS RELEASE         Sun Life Financial Inc.     Second Quarter 2025    1

Financial and Operational Highlights - Quarterly Comparison (Q2'25 vs. Q2'24)

($ millions)	Q2'25
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Asset management & wealth	455	300	125	—	30	—
Group - Health & Protection	326	—	153	173	—	—
Individual - Protection(3)	299	—	101	22	176	—
Corporate expenses & other(3)	(65)	—	—	—	—	(65)
Underlying net income(1)	1,015	300	379	195	206	(65)
Reported net income (loss) - Common shareholders	716	254	330	103	98	(69)
Change in underlying net income (% year-over-year)	2%	(2)%	(6)%	(4)%	15%	nm(4)
Change in reported net income (% year-over-year)	11%	(7)%	13%	(19)%	(35)%	nm(4)
Asset management gross flows & wealth sales(1)	52,712	45,512	4,696	—	2,504	—
Group - Health & Protection sales(1)	535	—	201	313	21	—
Individual - Protection sales(1)	863	—	136	—	727	—
Change in asset management gross flows & wealth sales (% year-over-year)	14%	17%	(13)%	—	25%	—
Change in group sales (% year-over-year)	8%	—	41%	(6)%	11%	—
Change in individual sales (% year-over-year)	15%	—	(19)%	—	24%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'25 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q2'25 MD&A.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Not meaningful.

Underlying net income(1) of $1,015 million increased $15 million or 2% from prior year, driven by:
•Asset management & wealth(1) was in line with the prior year as higher fee-related earnings in SLC Management reflecting strong capital raising, and higher fee income in Asia from higher AUM, was offset by lower fee income in MFS(2) from lower average net assets ("ANA"), and lower investment contributions from lower yields.
•Group - Health & Protection(1) up $21 million: Improved U.S. Dental results primarily reflecting Medicaid repricing, higher fee income and management actions, and favourable mortality experience in Canada.
•Individual - Protection(1)(3) down $33 million: Higher expenses in Asia primarily reflecting continued investments in the business, and unfavourable mortality experience in Canada and the U.S., partially offset by business growth in Asia.
•Corporate expenses & other(1)(3) $27 million decrease in net loss primarily driven by timing of strategic investment spend, and lower incentive compensation.

Reported net income of $716 million increased $70 million or 11% from prior year, driven by:
•A prior year restructuring charge of $108 million in Corporate(4); and
•The increase in underlying net income; partially offset by
•An impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract; and
•Unfavourable other market-related impacts driven across Asia and Canada, partially offset by favourable interest rate impacts primarily from non-parallel curve changes in Canada, and improved real estate experience(5).

Underlying ROE was 17.6% and reported ROE was 12.4% (Q2'24 - 18.1% and 11.7%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 151%.

(1)Refer to section C - Profitability in the Q2'25 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q2'25 MD&A.
(2)MFS Investment Management ("MFS").
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)A restructuring charge of $108 million (pre-tax $138 million) recorded in Q2'24 reflecting actions taken to improve financial discipline and productivity, consistent with our Client Impact Strategy, supporting our Medium-Term Financial Objective for underlying EPS growth ("prior year restructuring charge in Corporate"). We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026.
(5)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
2    Sun Life Financial Inc.     Second Quarter 2025        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $300 million decreased $7 million or 2% from prior year, driven by:
•MFS down $10 million (down $10 million on a U.S. dollar basis): Reflecting lower fee income from lower ANA. Pre-tax net operating profit margin(1) was 35.1% for Q2'25, compared to 36.5% in the prior year, from lower ANA and lower net investment income.
•SLC Management up $3 million: Higher fee-related earnings mostly offset by lower net seed investment income. Fee-related earnings(1) increased 37% driven by strong capital raising and lower expenses. Fee-related earnings margin(1) was 25.9% for Q2'25, compared to 24.0% in the prior year.

Reported net income of $254 million decreased $20 million or 7% from prior year, driven by market-related impacts in SLC Management.

Foreign exchange translation led to an increase of $3 million in underlying net income and reported net income, respectively.

Total AUM(1) at Q2'25 was $1,114 billion, consisting of $865 billion (US$635 billion) in MFS and $250 billion in SLC Management. Total Asset Management net outflows of $15.7 billion in Q2'25 reflected MFS net outflows of $19.8 billion (US$14.3 billion) driven primarily by institutional portfolio rebalancing and retail net outflows reflecting continued uncertainty in equity markets, partially offset by SLC Management net inflows of $4.1 billion from strong capital raising.

MFS was named Best New ETF Issuer at the 2025 etf.com Awards(2) highlighting its new suite of innovative products, with MFS' active exchange traded fund ("ETF") net inflows reaching approximately US$585 million since the launch in late 2024. MFS continued to experience solid fixed income flows, generating US$1.6 billion in net inflows for the quarter, up 60% compared to the prior year.

BentallGreenOak (“BGO”) ranked fourth among the world’s top private real estate managers in the 2025 PERE 100 rankings(3). The achievement reflects BGO’s increase in fundraising over the prior year and its commitment to providing tailored, risk-conscious investment solutions for Clients.

In April 2025, Crescent Capital Group LP (“Crescent”) closed its third European specialty lending fund, raising approximately €3 billion. This fundraise represents a significant increase from its predecessor fund and continues Crescent’s strategy of investing primarily in a diversified portfolio of private secured debt securities issued by European companies.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $379 million decreased $23 million or 6% from prior year, reflecting:
•Asset management & wealth down $5 million: Lower investment contributions reflecting relatively lower yields on investment contracts.
•Group - Health & Protection up $1 million: Favourable group life mortality experience mostly offset by less favourable morbidity experience in disability.
•Individual - Protection down $19 million: Unfavourable mortality experience.

Reported net income of $330 million increased $38 million or 13% from prior year, driven by market-related impacts partially offset by the decrease in underlying net income. Market-related impacts were primarily driven by favourable equity market impacts and interest rate impacts primarily from non-parallel curve changes, partially offset by other market impacts.

Canada's sales(4):
•Asset management gross flows & wealth sales of $5 billion were down 13%, driven by lower defined benefit solution sales in Group Retirement Services ("GRS") reflecting a $1.2 billion transaction in the prior year, partially offset by higher defined contribution sales in GRS from higher large case sales.
•Group - Health & Protection sales of $201 million were up 41%, driven by higher large case sales.
•Individual - Protection sales of $136 million were down 19%, reflecting lower third-party sales.

We marked a significant milestone in our health business with the one-year anniversary of administering the Canadian Dental Care Plan ("CDCP"). With the recent expansion to include eligible adults aged 18-64, the CDCP is expected to make oral health care more accessible and affordable for up to nine million Canadian residents. To date, the plan has supported access to dental care for 5.2 million approved Canadians, with nearly 2.2 million already receiving care.

We transitioned our Medical Second Opinion services into the Lumino Health Virtual Care platform offered by Dialogue. The service offers plan members and their families, across both Sun Life Health and Individual Insurance, access to expert reviews of diagnoses and treatment plans for physical and mental health conditions. Available via mobile app, web, or a phone line, the service ensures timely, confidential, and personalized support during critical health decisions.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'25 MD&A.
(2)The etf.com Awards honour the most influential, innovative, and impactful global players in the ETF industry.
(3)Private Equity Real Estate ("PERE"). Based on 2025 PERE 100 ranking of the world's largest private real estate companies.
(4)Compared to the prior year.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2025    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$143 million decreased US$6 million or 4% ($195 million decreased $9 million or 4%) from prior year, driven by:
•Group - Health & Protection up US$11 million: Improved Dental results primarily driven by Medicaid repricing, higher fee income and management actions, while results reflect an increase in claims and utilization.
•Individual - Protection down US$17 million: Unfavourable mortality and credit experience.

Reported net income of US$74 million decreased US$17 million or 19% ($103 million decreased $24 million or 19%) from prior year, driven by an impairment charge of US$45 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract, partially offset by market-related impacts primarily driven by improved real estate experience and favourable interest rate impacts.

Foreign exchange translation led to an increase of $2 million in underlying net income and an increase of $1 million in reported net income.

U.S. group sales of US$226 million were down 7% ($313 million, down 6%), driven by lower medical stop-loss sales in Group Benefits reflecting pricing discipline in a competitive market, partially offset by higher Medicaid and commercial sales in Dental.

Sun Life U.S. Employee Benefits partnered with Wellthy, a personalized care concierge platform, to make it easier for life insurance members and their families to navigate the complex challenges associated with bereavement and end-of-life care. The service offered through this partnership will help our members and their families through some of life's hardest experiences.

In Health and Risk Solutions, we launched the Expert Cancer Review service, which provides members facing a cancer diagnosis with access to an objective, documented second opinion from an independent oncology specialist through the clinical expertise of Health Navigator, Sun Life’s healthcare navigation and advocacy service. Sun Life's annual high-cost claims report shows that cancer consistently ranks as the most common and costly condition across the country. Second opinions can have significant impact on the patient’s health journey, potentially avoiding misdiagnoses, sparing people from unnecessary treatments, uncovering better-tailored therapies, and reducing medical costs.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $206 million increased $27 million or 15% from prior year, driven by:
•Asset management & wealth up $12 million: Higher fee income primarily driven by higher AUM reflecting market movements and net inflows.
•Individual - Protection(1) up $15 million: Good sales momentum and in-force business growth, and higher investment contributions, partially offset by higher expenses reflecting continued investments in the business.

Reported net income of $98 million decreased $53 million or 35% from prior year, reflecting market-related impacts primarily driven by unfavourable other market and equity market impacts, partially offset by the increase in underlying net income and the prior year impact of a Pillar Two global minimum tax adjustment(2).

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $3 million in reported net income.

Asia's sales(3):
•Individual sales of $727 million were up 24%, driven by higher sales in:
◦Hong Kong from growth across all channels;
◦Indonesia from the bancassurance channel; and
◦India from the agency and bancassurance channels.
•Asset management gross flows & wealth sales of $3 billion were up 25%, driven by higher fixed income fund sales in India.

New business CSM of $299 million in Q2'25 was up from $220 million in the prior year, primarily driven by strong profit margins and higher sales in Hong Kong.

On July 15, 2025, we acquired an additional ownership interest in Bowtie Life Insurance Company Limited ("Bowtie"). The investment reinforces Sun Life’s long-term partnership with Bowtie, and our shared goal to make health insurance simple, accessible and affordable. Bowtie is Hong Kong’s first virtual insurer with a leading position(4) in Hong Kong’s direct sales channel.

We’ve made significant investments in digitization and analytics to enhance the Client experience. In India, our joint venture, Aditya Birla Sun Life Insurance Company Limited, leveraged a new business digital adoption rate of 100% to add over 100,000 new Clients(5) through a digital first streamlined onboarding process.

(1)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(2)For additional information refer to Note 8 of our Interim Consolidated Financial Statements for the period ended June 30, 2025 and section D - Profitability in the 2024 Annual MD&A.
(3)Compared to the prior year.
(4)According to Insurance Authority’s Provisional Statistics for Long Term Business 2024, in the fourth quarter of 2024, Bowtie Life ranked first in terms of the number of new individual non-single premium policies sold through Direct channel in Hong Kong.
(5)Added 118,000 Clients since Q2'24.
4    Sun Life Financial Inc.     Second Quarter 2025        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $65 million compared to underlying net loss of $92 million in the prior year, driven by timing of strategic investment spend, and lower incentive compensation.

Reported net loss was $69 million compared to reported net loss of $198 million in the prior year, reflecting a prior year restructuring charge of $108 million, and the change in underlying net loss.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2025    5

Earnings Conference Call
The Company's Q2'25 financial results will be reviewed at a conference call on Friday, August 8, 2025, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2'26 period end.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

6    Sun Life Financial Inc.     Second Quarter 2025        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q2'25 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)MFS shares owned by management;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q2'25 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2025    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q2'25	Q2'24	2025	2024
Underlying net income	1,015	1,000	2,060	1,875
Market-related impacts
Equity market impacts	—	(8)	(48)	4
Interest rate impacts(1)	(94)	(52)	(37)	(12)
Impacts of changes in the fair value of investment properties (real estate experience)	(72)	(93)	(103)	(215)
Add: Market-related impacts	(166)	(153)	(188)	(223)
Add: Assumption changes and management actions	3	16	(1)	9
Other adjustments
MFS shares owned by management	(1)	—	4	(12)
Acquisition, integration and restructuring(2)(3)(4)(5)	(38)	(164)	(92)	(142)
Intangible asset amortization(6)	(97)	(38)	(136)	(74)
Other(7)(8)	—	(15)	(3)	31
Add: Total of other adjustments	(136)	(217)	(227)	(197)
Reported net income - Common shareholders	716	646	1,644	1,464
Underlying EPS (diluted) ($)	1.79	1.72	3.62	3.22
Add: Market-related impacts ($)	(0.30)	(0.26)	(0.34)	(0.39)
Assumption changes and management actions ($)	0.01	0.03	—	0.02
MFS shares owned by management ($)	—	—	0.01	(0.02)
Acquisition, integration and restructuring ($)	(0.07)	(0.28)	(0.16)	(0.24)
Intangible asset amortization ($)	(0.17)	(0.07)	(0.24)	(0.13)
Other ($)	—	(0.03)	(0.01)	0.05
Impact of convertible securities on diluted EPS ($)	—	—	0.01	—
Reported EPS (diluted) ($)	1.26	1.11	2.89	2.51

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $15 million in Q2'25 and $29 million for the first six months of 2025 (Q2'24 - $22 million; for the first six months of 2024 - $44 million).
(3)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(4)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(5)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(6)Includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(7)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 8 of our Interim Consolidated Financial Statements for the period ended June 30, 2025 and section D - Profitability in the 2024 Annual MD&A.
(8)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q2'25	Q2'24	2025	2024
Underlying net income (after-tax)	1,015	1,000	2,060	1,875
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(187)	(169)	(215)	(195)
Assumption changes and management actions ("ACMA")(1)	4	18	(1)	10
Other adjustments	(181)	(254)	(294)	(213)
Total underlying net income adjustments (pre-tax)	(364)	(405)	(510)	(398)
Add: Taxes related to underlying net income adjustments	65	51	94	(13)
Reported net income - Common shareholders (after-tax)	716	646	1,644	1,464
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended June 30, 2025 (Note 10.B.v of the 2024 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     Second Quarter 2025        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q2'25 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q2'25 MD&A.

	Quarterly results
($ millions)	Q2'25	Q2'24
Assets under management
General fund assets	220,671	207,545
Segregated funds	155,616	136,971
Third-party AUM(1)	1,214,483	1,161,525
Consolidation adjustments(1)(2)	(49,564)	(40,660)
Total assets under management(2)	1,541,206	1,465,381

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q2'25 MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2025	As at December 31, 2024
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	530	479
Debt securities(1)	593	780
Equity securities(2)	—	112
Sub-total	1,123	1,371
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(17)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,123	1,354

(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q2'25
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	300	379	195	206	(65)	1,015
Add: Market-related impacts (pre-tax)	(29)	(41)	3	(116)	(4)	(187)
ACMA (pre-tax)	—	2	—	2	—	4
Other adjustments (pre-tax)	(31)	(8)	(137)	(5)	—	(181)
Tax expense (benefit)	14	(2)	42	11	—	65
Reported net income (loss) - Common shareholders	254	330	103	98	(69)	716
	Q2'24
Underlying net income (loss)	307	402	204	179	(92)	1,000
Add: Market-related impacts (pre-tax)	(2)	(127)	(35)	(3)	(2)	(169)
ACMA (pre-tax)	—	8	—	10	—	18
Other adjustments (pre-tax)	(33)	(9)	(70)	(4)	(138)	(254)
Tax expense (benefit)	2	18	28	(31)	34	51
Reported net income (loss) - Common shareholders	274	292	127	151	(198)	646

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2025    9

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to expected annual savings resulting from the actions taken to improve financial discipline and productivity reflected in the restructuring charge recorded in Q2'24; (iv) that are predictive in nature or that depend upon or refer to future events or conditions; and (v) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q2'25 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2025, Sun Life had total assets under management of $1.54 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

10    Sun Life Financial Inc.     Second Quarter 2025        EARNINGS NEWS RELEASE